Mail Stop 7010
								November 4, 2005



Robert L. Laurent, Jr.
Chief Financial Officer
Fedders Corporation
505 Martinsville Road
Liberty Corner, NJ 07938-0813


      Re:	Fedders Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed September 30, 2005
		File No. 1-8831

Dear Mr. Laurent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Backlog, page 4

1.		Disclose the dollar amount of backlog orders believed to
be
firm, as of a more recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year in accordance with Item 101(c)(viii).

Patents, Trademarks, Licenses, and Concessions Held, page 4

2.		Please tell us how you have accounted for the licensing
costs relating to using the Maytag name. Please include in your response the duration of the license agreement, the amount of these costs included in your 2004 consolidated statement of operations and which line item includes these costs.

Contractual Obligations, page 18

3.	In future filings revise your table of contractual
obligations
to include interest costs associated with your debt and purchase commitments, if any. Please include assumptions used to derive such amounts.

Management`s Report on Internal Control Over Financial Reporting, page 22

4.		Please tell us why you were unable to complete your
assessment of the effectiveness of the Company`s internal control over financial reporting as of December 31, 2004. Tell us where you are in the process including what you have and have not tested and what your plans are to complete the assessment. Please tell us why you have not disclosed these details in the filing.

Changes in Internal Control Over Financial Reporting, page 28

5.		Please amend your filing to provide detailed disclosure
on
your remediation efforts to address the identified material weaknesses in internal control over financial reporting. You should provide the current status of internal control changes made and anticipated future changes you plan to undertake to remediate the material weaknesses identified.

Accrued Expenses, page F-9

6.		We note that a significant portion of your year-end
accrued
expense balance represents marketing programs. Please provide us with a general description of your marketing programs and what if any consideration you gave to SOP 93-7 paragraph 49.

Reportable Segments, page F-18
Summary of Net Sales by Geographic Area, page F-20

7.		We note that you have aggregated all net sales from
external customers into "Other." Revise to disclose separately net sales from external customers attributed to each individual foreign county, if material, and your basis for attributing net sales to individual countries in accordance with paragraph 38a of SFAS 131.

Product Warranty, page F-26

8.		Please revise your disclosure to include a tabular
reconciliation of the changes in the Company`s aggregate product warranty liability for each of the periods for which a statement of operations is presented in accordance with paragraph 14b of FIN 45.

Exhibits 31.1 and 31.2

9.		Amend your 302 certifications to conform wording to
language provided in Item 601(31) of Regulation S-K.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Bret Johnson at (202) 551-3753 or me at
(202)
551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Robert Laurent
Fedders Corporation
November 4, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE